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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June, 2003

                        Commission File Number 000-22270

                           Frisco Bay Industries Ltd.
                 (Translation of registrant's name into English)

                              160 Graveline Street
                               St. Laurent, Quebec
                                     CANADA
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F [X] Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_] No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____





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     This Form 6-K consists of the following documents as mailed to the shareholders of Frisco Bay Industries Ltd. (the "Company") in connection with the Company's Annual and Special Meeting of Shareholders to be held on July 25, 2003:

     Exhibit 99.1   Notice of Annual and Special Meeting of Shareholders

     Exhibit 99.2   Proxy Circular

     Exhibit 99.3   Form of Proxy





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2003

                                          FRISCO BAY INDUSTRIES LTD.


                                          By:    /s/ Robert Gagnon
                                                 -------------------------------
                                          Name:  Robert Gagnon
                                          Title: Vice President, Finance/IT





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                                  EXHIBIT LIST

Exhibit   Description
-------   -----------
   99.1   Notice of Annual and Special Meeting of Shareholders

   99.2   Proxy Circular

   99.3   Form of Proxy